Exhibit 99.1

May 31, 2016	News Release 16–15

SILVER STANDARD COMPLETES ACQUISITION OF CLAUDE RESOURCES

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) ("Silver Standard") and Claude Resources Inc. (TSX: CRJ) ("Claude Resources") are pleased to announce that Silver Standard's acquisition of Claude Resources is complete.

Paul Benson, President and CEO said, "Adding the Seabee Gold Operation together with Silver Standard's Marigold and Pirquitas mines creates a quality intermediate precious metals producer, having both scale and margin with pro forma 2016 production in the order of 390,000 gold-equivalent ounces. With exposure to both gold and silver production, an attractive cost profile and a very strong balance sheet, we are well positioned to continue to pursue both internal and external opportunities to create value for shareholders."

With the addition of the Seabee Gold Operation to its operating portfolio, Silver Standard is expected to produce, on an annualized basis, 390,000 pro forma gold equivalent ounces at cash costs of $715 per gold equivalent ounce sold in 2016 1.

Effective immediately, Mr. Brian Booth, the former Chairman of Claude Resources Board of Directors has been appointed to the Silver Standard Board of Directors.  Mr. Booth brings over 30 years of experience in the mining industry and currently serves as the President and Chief Executive Officer of Pembrook Mining Corp., an exploration company based in Vancouver, Canada.

Peter Tomsett, Chairman of the Board of Directors said, "We welcome Claude Resources employees and shareholders to Silver Standard and look forward to building this exciting company together.  We are also very pleased to add Mr. Booth's extensive industry expertise and his experience with Claude Resources to Silver Standard's Board of Directors."

Concurrently with the closing of the acquisition, Silver Standard repaid all amounts outstanding under Claude Resources term and revolving credit facilities, which totaled approximately C$17.9 million.

Silver Standard acquired all of the outstanding common shares of Claude Resources for total consideration of approximately 37.4 million Silver Standard common shares and cash consideration of $0.2 million. Silver Standard now has approximately 118.4 million shares issued and outstanding.  Claude Resources shares are expected to be delisted from the Toronto Stock Exchange and cease to trade on the OTCQB on or about the close of trading on June 6, 2016.

About Silver Standard
Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated precious metals mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada acquired in May 2016, and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc. and Claude Resources Inc.

For further information contact:

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

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Footnotes

1 Calculated based on the mid-point of each Company's previously announced 2016 production and cash costs guidance with silver converted to gold equivalent at a 75:1 ratio.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," or variations thereof, or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions.  These forward‐looking statements or information relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the anticipating timing of delisting Claude Resources' shares from the TSX and OTCQB; estimated production rates for silver, gold and other metals; and timing of production and the cash costs and total costs of production at the Pirquitas mine, the Marigold mine and the Seabee Gold Operation.

In respect of the forward‐looking statements and information concerning the future prospects of the combined company, these forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the synergies expected from the acquisition not being realized; business integration risks; uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Seabee Gold Operation and the parties' other projects; the combined company's ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing Silver Standard's interest in Pretium Resources Inc. ("Pretium") and its other marketable securities, including the price of and market for Pretium's common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the value added tax collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits obtained; ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond the parties' control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment of Silver Standard by the Canada Revenue Agency; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to mineral properties and the ability to obtain surface rights; insurance coverage; civil disobedience in the countries where the parties' mineral properties are located; operational safety and security risks; actions required to be taken under human rights law; ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from certain directors' and officers' involvement with other natural resource companies; information systems security risks; and those other various risks and uncertainties identified under the heading "Risk Factors" in Silver Standard's most recent Annual Information Form and under the caption "Risk Factors" in Claude Resources' Annual Information Form, in each case filed with the Canadian securities regulatory authorities, which is available at www.sedar.com.

You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cash costs per payable ounce of precious metals sold and gold equivalent cash costs per payable ounce of precious metals sold. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.